Mail Stop 4561

September 1, 2006

J. Matt Lile, III
President
Vsurance, Inc.
220 West 6th Street, Suite D
Little Rock, AR 72201

Re: **Vsurance, Inc.**
        Amendment No. 5 to Registration Statement on Form SB-2
        Filed August 18, 2006
        File No. 333-132028

Dear Mr. Lile:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 4 and the revised disclosure that W. Russell Smith, III, in his capacity as a project consultant from October 1, 2005 until December 26, 2005 facilitated this financing which required his personal guarantee and assignment of a life insurance policy naming Samir Financial as the loss payee. Please tell us the aggregate consideration received by W. Russell Smith in connection with his role as project consultant and in exchange for his execution of a personal guarantee and assignment of a life insurance policy, including any fees in connection with facilitating the loan agreement.

Facing Page

2.   Please revise the "Calculation of Registration Fee" to register the number of units you intend to sell in the proposed offering. Such revision will not result in an increase in the filing fee.

Cover Page

3.   Please revise the table at the bottom of the cover page to clarify that the "per share" price refers to the price per unit being sold in the offering, not the price per share underlying the unit.

Management's Discussion and Analysis of Financial Condition, page 33

4.   We have read your response to comment 10 and 11. Please revise the MD&A to discuss each significant factor contributing to the difference between fair value as of the date of each grant or issuance and the estimated IPO price. Also, disclose the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Financial Statements and Notes

Note 2 – Other Noncurrent Assets, page F-8

5.   Please explain to us your accounting policy for software development costs for internal use and how you considered SOP 98-1 in this policy.

Note 4 – Notes Payable, page F-19

6.   We have read your response to comment 12 and reviewed your revisions to the registration statement for these responses.   We note on page 4 and elsewhere within your registration statement where you have not revised your disclosures to be consistent with your response to comment 12.   Please revise your entire registration statement to be consistent with your response.

7.   Please disclose the effective interest rate and how you accounted for interest expense on the note.

Exhibit Index

8.   We note your response to prior comment 16.   Please revise your exhibit index to be consistent with Item 27. You should include all of the exhibits, with a footnote or other notation indicating those exhibits that were previously filed.

Exhibit 5.1. Legal Opinion

9.   Please file a revised opinion that includes the units to be sold pursuant to this offering as well as the warrants underlying the units. For example, the opinion should reference the warrants as being "binding obligations" under the state contract law governing the warrants.

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

10.   We have read your response to comment 15.   Please revise the date of the audit report referenced in the consent (i.e., February 13, 2006) to be consistent with the date of the auditors' report (i.e., August 17, 2006). Also, revise the inception date referenced in the consent (i.e., July 26, 2005) to be consistent with the inception date of the financial statements and the inception date referenced in the auditors' report (i.e., July 20, 2005).

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)